UNITED  STATES
                      SECURITIES  AND  EXCHANGE  COMMISSION
                          WASHINGTON,  D.C.  20549

                               SCHEDULE  13D

                   Under the Securities  Exchange Act of  1934
                              (Amendment No.  1)

                           GOLDEN  GATE  HOMES,  INC.
                     (formerly  "JK ACQUISITION CORP.")
                             (Name  of  Issuer)

                   Common  Stock,  par  value  $.0001  per  share
                       (Title  of  Class  of  Securities)

                                 381047  10  9
                                (CUSIP  Number)

                                Steven  Gidumal
                           14 Wall Street, 20th Floor
                            New York, New York 10005
                                  212-385-0955
     (Name,  Address,  and  Telephone  Number  of  Person  Authorized
                to  Receive  Notices  and  Communications)

                              October  7,  2011
     (Date  of  Event  which  Requires  Filing  of  this  Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), Sections 13d-1(f), or Sections 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE  13D

                           CUSIP  No.  381047  10  9
________________________________________________________________________________
     1)     Names  of  Reporting  Person

          Steven  Gidumal
          S.S.  or  I.R.S.  Identification  No.  of Above Person (entities only)

 _______________________________________________________________________________
     2)     Check  the Appropriate Box if a Member of a Group (See Instructions)

               (a)  [  ]
               (b)  [  ]
________________________________________________________________________________
     3)     SEC  Use  Only
________________________________________________________________________________
     4)     Source  of  Funds:
               AF
________________________________________________________________________________
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
               N/A
________________________________________________________________________________
     6)     Citizenship  or  place  of  Organization:
               USA
________________________________________________________________________________

              (7)     Sole  Voting  Power
Number  of            1,173,435
Shares
Bene-
ficially              __________________________________________________________
owned by      (8)     Shared  Voting  Power
Each                  -0-
Reporting
Person                __________________________________________________________
With          (9)     Sole  Dispositive  Power
                      1,173,435
                      __________________________________________________________
             (10)     Shared  Dispositive  Power
                     -0-
________________________________________________________________________________
     11)     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting Person:
             1,173,435
________________________________________________________________________________
     12)     Check  if the Aggregate Amount in Row (11) excludes certain shares:
               [   ]
________________________________________________________________________________
     13)     Percent  of  Class  Represented  by  Amount  in  Box  (11):
             30.58%
________________________________________________________________________________
     14)     Type  of  Reporting  Person
             IN

                             PURPOSES OF AMENDMENT

     This  Amendment  No.  1  to  Schedule 13D supplements and amends an initial
Schedule 13D filed on January 15, 2010 (the "Initial Statement") by GGH, Inc. (formerly "Golden Gate Homes, Inc."), Steven Gidumal, Brandon Birtcher and Tim Wilkens. This Amendment No. 1 is being filed to report a change in the beneficial ownership in Mr. Gidumal's ownership due to the distribution of all of the shares held by GGH, Inc. to Messrs Gidumal, Birtcher, and two trusts of which Mr. Wilkens is the trustee. Commencing with this Amendment No. 1 and continuing into the future, any changes in Mr. Gidumal's ownership requiring further amendments will be reported by Mr. Gidumal individually and not in conjunction with Messrs. Birtcher or Wilkens, or anyone else.

ITEM  1.  Security  and  Issuer

     Item 1 of the Initial Statement is being amended to read in its entirety as follows:

     "The class of equity securities to which this statement relates is the Common Stock ($.0001 par value) (the "Common Stock") of Golden Gate Homes, Inc. (formerly JK Acquisition Corp.), a company incorporated under the laws of the state of Delaware (the "Company"), which has its principal executive offices at 14 Wall Street, 20th Floor, New York, New York 10005."

ITEM  2.  Identity  and  Background

     Item 2 of the Initial Statement is being amended to read in its entirety as follows:

     "Item  2(a)     Name:

     This Statement is filed by Steven Gidumal as the beneficial owner of 1,173,435 shares of Common Stock. The preceding number of shares makes Mr. Gidumal a 30.58% beneficial owner of the shares of Common Stock.

     Item  2(b)     Residence  or  business  address:

     The principal business address of the Reporting Person is 14 Wall Street, 20th Floor, New York, New York 10005.

     Item  2(c)     Principal  occupation:

     The Reporting Person is the Company's Chairman of the Board, Chief Executive Officer & Chief Financial Officer and has been principally engaged as founder, President and Portfolio Manager for Virtus Capital, a firm based in New York City and Orlando, Florida that invests in the securities of companies in distressed and restructuring situations, including a variety of real estate and financial institutions.

     Item  2(d)     Convictions:

     During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

     Item  2(e)     Proceedings:

     During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that, as a result of such proceeding, subjected the Reporting Person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item  2(f)     Citizenship:

     The  Reporting  Person  is  a  United  States  citizen."

ITEM  3.  Source  and  Amount  of  Funds  or  Other  Consideration

     Item 3 of the Initial Statement is being amended to read in its entirety as follows:

     "The Reporting Person acquired the 1,173,435 shares of Common Stock giving rise to the filing of this statement directly from GGH, Inc. (formerly "Golden Gate Homes, Inc."), in connection with this entity's distribution of all of its Common Stock to its stockholders without the payment of any consideration. GGH, Inc. had previously acquired these shares in a private transaction for the payment of a per-share purchase price of $ 0.26 with the use of GGH, Inc.'s own funds."

ITEM  4.  Purpose  of  Transaction

Item 4 of the Initial Statement is being amended to read in its entirety as follows:

     "The Reporting Person acquired the shares of Common Stock that are the subject of this Schedule 13D in connection with the distribution by GGH, Inc. (formerly "Golden Gate Homes, Inc.") of all of its Common Stock
      to its stockholders without  the  payment  of  any  consideration.

The Reporting Person acquired, and the Reporting Person intends to hold, his shares of Common Stock for investment, and does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Company, or any disposition of securities of the Company; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(iii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except to fill a current vacancy in the Board of Directors; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any changes in the Company's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Company; (ix) any termination of registration pursuant to section 12(g)(4) of the Act of a class of equity securities of the Company; or (x) any action similar to any of those enumerated above.

Notwithstanding anything else contained herein, the Reporting Person may determine to change his investment intent with respect to the Company at any time in the future. In reaching any conclusion as to his future course of action, the Reporting Person will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, other business opportunities available to the Reporting Person, developments with respect to the business of the Reporting Person, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock. The Reporting Person may, depending on other relevant factors, acquire additional shares of Common Stock in open market or privately negotiated transactions, dispose of all or a portion of his holdings of shares of Common Stock or change his intention with respect to any or all of the matters referred to in this Item."

ITEM  5.  Interest  in  Securities  of  the  Issuer

     Item 5 of the Initial Statement is being amended to read in its entirety as follows:

"The Reporting Person owns 1,173,435 shares of Common Stock for which he has sole voting and investment power and for which he thus is the beneficial owner. Except for the receipt of Common Stock from GGH, Inc. (formerly "Golden Gate Homes, Inc.") in connection with this entity's distribution of all of its Common Stock to its stockholders without the payment of any consideration, the Reporting Person has not effected any transaction in or with respect to the Common Stock during the past 60 days."

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November  18,  2011




By:  /S/   Steven  Gidumal
     ---------------------
     Steven  Gidumal

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

           ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
          CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
                             (SEE 18 U.S.C. 1001).